575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

ROBERT L. KOHL robert.kohl@kattenlaw.com 212.940.6380 direct 212.940.6557 fax

January 15, 2010

Via Edgar Transmission and E-mail

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3628

Attention: Perry Hindin, Esq.

Re:	Franklin Electronic Publishers, Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed on January 6, 2010

File No. 001-13198

Schedule 13E-3/A

Filed on January 6, 2010

File No. 005-37836

Dear Mr. Hindin:

Set forth below is the response of Franklin Electronic Publishers, Incorporated to the comments of the staff of the Securities and Exchange Commission contained in the letter dated January 13, 2010. For your convenience and to facilitate your review, we have set forth herein each comment of the staff contained in the comment letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company. Page references in the responses are to the amended Proxy Statement.

General

1.	We note that the acknowledgments provided at the end of your response letter dated January 6, 2010 were provided by counsel. As requested by our initial response letter, please provide such acknowledgments, in writing, from each filing person, including the Company and each of the other persons listed on the cover of the amended Schedule 13E-3 filed on January 6, 2010.

United States Securities and Exchange Commission

January 15, 2010

Response:

We have filed as EDGAR correspondence annexed to this letter a written acknowledgment from the Company and each other filing person listed on the cover of the amended Schedule 13E-3, as requested.

Revised Proxy Statement on Schedule 14A

2.	We note your response to prior comment 10 and reissue the comment in part. With respect to the Company’s disclosure obligations, we acknowledge that the disclosure on pages 6 and 14 indicates that a separate vote of a majority of unaffiliated security holders is not required. However, as noted in Question 21 of Exchange Act Release No. 34-17719 (April 13, 1981), in discussing the Company’s belief as to the procedural fairness of the transaction and the related factors described in Item 1014(c), (d) and (e) of Regulation M-A, it is not sufficient simply to acknowledge the lack of one or more of the specified procedural safeguards. If any of these procedural safeguards are not provided, as indicated by pages 6 and 14, the discussion should include a statement of the basis for the belief as to procedural fairness despite the absence of these safeguards. We refer you to the middle paragraph on page 24 and the first whole paragraph on page 26 as examples where the Company appears to have satisfied this requirement in the context of 1014(d). Similar to these examples, please explain how the Company determined the transaction to be procedurally fair notwithstanding its decision not to implement the procedural safeguards in 1014(c).

Response:

The Company and the Saunders Principal Shareholders believe that the transaction is procedurally fair despite the absence of a requirement for the approval of at least a majority of unaffiliated security holders. The Company and such shareholders considered that Pennsylvania law requires only the vote of a majority of the votes cast by the holders of the outstanding shares of our common stock entitled to vote at the special meeting to adopt the merger agreement and the related plan of merger. In addition, they noted that the collective vote of Saunders, its shareholders and the Company’s affiliates of the shares of our common stock owned by it and them does not under this provision of Pennsylvania law preclude the possibility that our shareholders could vote to reject the merger agreement and plan of merger at the special meeting. Disclosure has been added to the Proxy Statement at pages 24 and 27 to this effect.

United States Securities and Exchange Commission

January 15, 2010

3.	In addition, we recognize that the disclosure on pages 13, 18 and 22 suggests that a majority of directors who are not employees approved the Rule 13e-3 transaction. However, the discussion required by Item 1014(b) of Regulation M-A must include an analysis of the extent, if any, to which the Company’s beliefs are based on the factors described in Item 1014(e). The second whole paragraph on page 25 indicates that in reaching its fairness conclusion, the board (excluding Messrs. Lipsky, Morgan and Simons) relied on the special committee’s recommendations and the factors examined by the committee. The special committee’s considerations described on pages 22 through 25 do not appear to include the discussion required by 1014(b) as it relates to the factor described in Item 1014(e). Please revise the disclosure either to include an analysis of the extent that the filing persons’ beliefs as to fairness are based on the fact that, as indicated on pages 13 and 22, a majority of the directors who are not employees of the Company approved the transaction, or alternatively disclose that such fairness conclusions were not based on such fact.

Response:

We have revised the disclosure on pages 24 and 27 to include an analysis of the extent to which each filing person’s belief as to fairness was based on that fact that a majority of the directors who are not employees of the Company comprise the board of directors that would vote to approve the Rule 13e-3 transaction.

4.	We refer you to prior comments 3 and 10 and the disclosure obligations of the Saunders Principal Shareholders pursuant to Item 1014 of Regulation M-A. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please expand the one sentence description of current and historical market prices to provide a reasonably detailed discussion of the factors described in clauses (i) and (ii) of Instruction 2 to Item 1014. We refer you to the first bullet point on page 23 as an example where the Company appears to have provided such a discussion. The Company may cross-reference that discussion if in fact the Saunders Principal Shareholders considered the same exact data discussed in that bullet point. We also note that the recommendation and analysis of the Saunders Principal Shareholders do not appear to address the factors described in clauses (vii) of Instruction 2 to Item 1014 and Item 1014(c), (d) and (e) or explain in detail why such factors were not deemed material or relevant. Please revise accordingly.

United States Securities and Exchange Commission

January 15, 2010

Response:

We have revised the disclosure at pages 26 and 27 of the Proxy Statement under the heading “Belief of Certain Members of the Saunders Group as to Fairness” to include additional factors deemed or not deemed material or relevant by the Saunders Principal Stockholders in their analysis of the fairness of the Rule 13e-3 transaction, as well as to include greater detail with respect to current and historical market prices.

5.	We note your response to prior comment 12. Please supplement the eighth bullet point on page 24 to provide the additional detail set forth in your response.

Response:

We have revised the ninth bullet point on page 24 of the Proxy Statement to include additional disclosure regarding financing risk as set forth in our response letter dated January 6, 2010.

6.	We note your response to prior comment 13 and we reissue the comment. We note the disclosure in the second whole paragraph on page 26 that the board determined that the merger is advisable and in the best interests of Franklin, approved the merger agreement and the plan of merger and determined the merger consideration, as opposed to the Rule 13e-3 transaction, as defined in Exchange Act Rule l3e-3(a)(3) and expressly referenced in Item 1014(a) of Regulation M-A, to be fair to Franklin’s shareholders. Please revise here and throughout the filing, including on pages 13 and 22, to expressly disclose whether each filing person reasonably believes that the Rule 13e-3 transaction, as opposed to the merger consideration, is substantively and procedurally fair to unaffiliated security holders, as opposed to shareholders of the Company other than Saunders. See Item 1014(a) of Regulation M-A and See Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Both parts of this comment also apply to the disclosure added in the revised preliminary proxy statement relating to the Saunders Principal Shareholders.

Response:

We have revised the Proxy Statement on pages 13, 22, 26 and elsewhere to disclose that the board of directors as well as each filing person listed on the cover of the amended Schedule 13E-3 filed on January 6, 2010 believes the Rule 13e-3 transaction to be substantively and procedurally fair to the Company’s unaffiliated shareholders.

7.

In light of the preceding comment, we reissue prior comment 11. Please address how the special committee, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders, given

United States Securities and Exchange Commission

January 15, 2010

that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than Saunders, rather than all security holders unaffiliated with the Company.

Response:

The special committee was able to utilize Oppenheimer’s opinion in connection with their determination of the fairness of the Rule 13e-3 Transaction to the Company’s unaffiliated shareholders because Oppenheimer’s opinion addressed the fairness of the merger consideration to all the Company’s shareholders other than Saunders, and all of the Company’s unaffiliated shareholders are included as a subset of that “other than Saunders” group. We have revised the disclosure in the Proxy Statement on page 23 to make this clear.

Purposes and Reasons for the Merger and Plans for Franklin after the Merger, page 34

8.	Please revise the last paragraph of this section to provide the dollar amounts required by Instruction 3 to Item 1013 of Regulation M-A.

Response:

We have revised the fourth full paragraph on page 35 of the Proxy Statement to include the dollar amounts of Saunders’ 100% interest in the net book value and net earnings of the Company post-closing.

9.	We not [sic] your responses to prior comments 23 and 24. The responses and the disclosure referenced therein describe the effects of the Rule 13e-3 transaction on Saunders and shareholders other than Saunders as opposed to the effects on affiliates and unaffiliated shareholders of the Company, as required by Item 1013(d) and Instruction 2 to Item 1013. Please revise the disclosure to comply with these requirements.

Response:

We have revised the disclosure on page 35 of the Proxy Statement to discuss the effects of the Rule 13e-3 Transaction on the Company’s affiliates and unaffiliated shareholders.

United States Securities and Exchange Commission

January 15, 2010

Security Ownership of Certain Beneficial Owners, page 56

10.	Please revise footnote 1 to the beneficial ownership table to reflect the most recent Schedule 13D filed by Saunders and related parties.

Response:

The first footnote to the beneficial ownership table beginning on Page 56 of the Proxy Statement reflects the most recent Schedule 13D filed by Saunders and related parties.

*******************************

If you have any questions regarding any of our responses, please feel free to call me (212) 940-6380.

Sincerely yours,

/s/ Robert L. Kohl

Robert L. Kohl

January 15, 2010

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3628

Attention: Perry Hindin, Esq.

Re:	Franklin Electronic Publishers, Incorporated Revised Preliminary Proxy Statement on Schedule 14A Filed on January 6, 2010 File No. 00-13198 Schedule 13E-3/A Filed on January 6, 2010 File No. 005-37836

Dear Mr. Hindin:

On January 6, 2010, Franklin Electronic Publishers, Incorporated (“Franklin”) filed Amendment No. 1 to the Schedule 14A initially filed on November 24, 2009 and Franklin, Saunders Acquisition Corporation, Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons and Shining Sea Limited (collectively, the “Filing Persons”), filed Amendment No. 1 to the Schedule 13E-3 also initially filed on November 24, 2009. Each of the Filing Persons acknowledges that (i) such Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) such Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

By:	/s/ Toshihide Hokari
Name:	Toshihide Hokari
Title:	Senior Vice President and Chief Operating Officer

SAUNDERS ACQUISITION CORPORATION

By:	/s/ Barry J. Lipsky
Name:	Barry J. Lipsky
Title:	President

/s/ Barry J. Lipsky
Barry J. Lipsky

/s/ Toshihide Hokari
Toshihide, Hokari

/s/ Frank A. Musto
Frank A. Musto

/s/ Howard L. Morgan
Howard L. Morgan

/s/ James H. Simons
James H. Simons

SHINING SEA LIMITED

By:	/s/ John Richmond
Name:	John Richmond
Title:	Director

By:	/s/ Barbara Patterson
Name:	Barbara Patterson
Title:	Director